September 29, 2010

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) set forth in your letter dated August 16, 2010 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3.  Key Information

Risk Factors

1.
Your disclosures on page F-30 indicate that the shareholders of T2 Entertainment, T2 Advertisement and Jinyou have pledged all of their equity interests to T2CN Technology under equity pledge agreements. Please tell us whether these agreements have been registered with the relevant governmental authorities and with the local branch of the Administration for Industry and Commerce in China. To the extent that these agreements have not been approved or registered, then tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may have limited recourse against the shareholders of T2 Entertainment, T2 Advertisement and Jinyou should they default on their obligations.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Response:

The Company did not register these equity pledge agreements with the relevant government authorities or with the local branch of the Administration for Industry and Commerce.  The Company understands based on discussions with PRC counsel that registration with the relevant local branch of the Administration for Industry and Commerce is necessary in order for the pledges which such agreements purport to create to have legal effect under PRC law.  Consequently, unless and until these equity pledge agreements have been properly registered, the Company may have limited recourse against the shareholders of T2 Entertainment, T2 Advertisement and Jinyou should they default on their obligations.  Although the Company’s Form 20-F did not specifically address the registration of the agreements, it contained risk factors which generally described enforceability risks with respect to its arrangements with T2 Entertainment, T2 Advertisement and Jinyou.

The application for registration with the relevant local branch of the Administration for Industry and Commerce requires delivery of the company seal and business registration certificates of T2 Entertainment, T2 Advertisement and Jinyou.  Certain of these company seals and business registration certificates are currently in the possession of Jim Ji Wang (“Wang”), the former head of the Company’s online games business in the PRC and former Chief Executive Officer of T2CN, who is also a shareholder of T2 Entertainment.  Due to a dispute that arose subsequent to the Company’s filing of its Form 20-F, the Company would currently face difficulties in obtaining the company seals and business registration certificates needed to register the equity pledge agreements.

On July 27, 2010, T2CN as the sole shareholder of T2 Technology removed Wang as a director of T2 Technology through due process.  Wang was also duly removed as a director of T2CN on July 29, 2010.  On August 7, 2010, Wang was duly removed as the legal representative, executive director and manager of T2 Entertainment with immediate effect by way of a shareholders’ resolution passed at a shareholder’s meeting of T2 Entertainment.  Wang’s employment contract with T2 Technology was also terminated on August 12, 2010.  The Company has filed lawsuits against Wang in the courts of the PRC, Hong Kong, Singapore and the BVI asserting a number of claims, including tortious interference with contract and breach of contract.  In these matters, the Company is seeking to recover, among other things, the company seal and business certificates of T2 Technology and T2 Entertainment and monetary damages.  The Company has also been working closely with the local police and government officials of the PRC to accelerate the resolution to the dispute. Apart from Wang, who owns 20% of T2 Entertainment, the Company is not currently in dispute with any of the other shareholders of T2 Entertainment, T2 Advertisement and Jinyou.

The Company plans to make disclosures shortly regarding the dispute under Form 6-K.  The Company will also include a description of the status of the registration of the equity pledge agreements and the dispute with Wang in its future Form 20-F filings.

Item 5.  Operating and Financial Review and Prospects

Critical Accounting Policies

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Impairment of Intangible Assets, Goodwill and Long-Lived assets, page 57

2.
We note your discussion regarding goodwill as a critical accounting policy. Please tell us what consideration you gave to including a description of the methods and key assumptions used to determine the fair value of your reporting units. Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of any of your reporting units and if so please disclose this determination in future filings. To the extent that any of your reporting units has an estimated fair value that is not substantially in excess of its carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;
•	discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting units; and
•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 5.D. of Form 20-F and Section V of SEC Release No. 34-48960.

Response:

The Company has two reporting units which comprise a total goodwill balance for the Company of US$44.4 million as of December 31, 2009. These reporting units are FunTown and T2CN, for which the Company has assigned goodwill to each reporting unit of US$26.9 million and US$17.5 million, respectively.  In response to the Staff’s comment, the Company advises the Staff as follows:

FunTown
The Company estimated the fair value of FunTown as of December 31, 2009 (the “Valuation Date”) using the discounted cash flow method.  Future values of FunTown were discounted to present values at the Valuation Date.  This method involves the use of estimates and judgments, particularly related to cash flows and discount rates.  The discount rate was assumed to be the weighted average cost of capital (WACC) of FunTown, which was estimated to be approximately 17.85%.  The Company arrived at this estimate by considering various factors, including the risk-free interest rate available within the market, the industry average beta, market return and other adjustments including an illiquidity premium, and a country premium.

During the fourth quarter of 2009, the Company performed a goodwill impairment analysis. The analysis did not result in an impairment charge as the estimated fair value of the reporting unit exceeded the carrying amount, including goodwill, by approximately 45 percent. If economic conditions deteriorate or other events adversely impact the business model and the related assumptions including revenue growth rates and the discount rates, there could be a change in the Company’s analysis. As the estimated fair value of the

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

reporting unit substantially exceeded the carrying amount at the Valuation Date, the Company believes that any reasonably likely change in the assumptions used in the analysis would not cause the carrying value to exceed the estimated fair value under step one of the goodwill impairment analysis.

T2CN
The Company estimated the fair value of T2CN at the Valuation Date using the discounted cash flow method.  Future values of T2CN were discounted to present values at the Valuation Date.  This method involves the use of estimates and judgments, particularly related to cash flows and discount rates.  The discount rate was assumed to be the weighted average cost of capital (WACC) of T2CN, which was calculated to be approximately 18.15%.  The Company arrived at this estimate by considering various factors, including the risk-free interest rate available within the market, the industry average beta, market return and other adjustments including an illiquidity premium, and a country premium.

During the fourth quarter of 2009, the Company performed a goodwill impairment analysis. Based on the results of step one of the impairment test, the Company determined that the carrying amount of T2CN, including goodwill, exceeded its fair value. The estimated fair value of T2CN as a percentage of the carrying amount at the Valuation Date was 65 percent. Because the carrying amount exceeded the fair value, the Company performed step two of the goodwill impairment test at the Valuation Date. In step two, the Company compared the implied fair value of goodwill to the carrying amount of goodwill. Based on the results of step two of the impairment test, the Company determined that goodwill was impaired by US$14.1 million, which was recorded within operating expenses in the consolidated statement of operations. In estimating the fair value of T2CN, the Company notes that the fair value can be sensitive to changes in the projected cash flows and assumptions. In some instances, minor changes in the assumptions could decrease the fair value that the Company estimated and result in a different amount of implied goodwill, and ultimately the amount of goodwill impairment.

In future filings, the Company will include a description setting forth the above analysis in Item 5 of its Form 20-F.

Business Segment Results

Online Games Business, page 65

3.
We note that operating revenues for your FunTown platform increased while the revenues from your T2CN platform decreased; however, your disclosures do not provide much insight as to the factors that contributed to the fluctuation in such revenues. Tell us how you considered expanding your disclosures to include a discussion of the key variables and other factors that management uses to manage your business and evaluate your revenue trends. In this regard, we note your reference to the number of registered users, paying players and peak current users in your Business Overview discussion as well as your discussion of various games currently in play. Tell us how these factors contributed to the revenue fluctuations in your online game business and how you intend to incorporate these or other

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

factors into your discussion of operating results. We refer you to Section III.B.1 of SEC Release No. 34-48960.

Response:

The Company evaluates the operating revenue trends of its online game business and manages its online games business by using certain key performance indicators (KPIs) for each game, which primarily include revenue by game, registered users, peak concurrent users, active paying users and average revenue per user (ARPU).  Among these KPIs, revenue by game, active paying users and ARPU have the most direct impact to the Company’s revenues for its online games business since these measures indicate how much revenue is being generated from each game, how many registered users actually pay for playing the games and how much these paying users contribute to the Company’s revenues.  Other factors affecting the Company’s revenue trends include launch of new games, launch of new patches for existing games, life cycle of each game, marketing and promotion activities, controls over hacking of games and holidays.  These factors may affect players’ activities and eventually affect the number of active paying users and their spending, therefore affecting ARPU.

The following is the Company’s analysis of the revenue fluctuations for FunTown and T2CN based on the KPIs described above.

In 2009, the Company recorded revenue of approximately US$46.9 million in its online games business, which increased by 2.8 percent from approximately US$45.6 million in 2008.  The following table presents the fluctuation in revenue for FunTown and T2CN within the online games business.

(in US$ thousands)
	2008 Revenue	2009 Revenue	Variance	Variance (%)
FunTown	25,896	28,569	2,673	10.3%
T2CN	19,708	18,318	(1,390)	-7.1%
Online Games	45,604	46,887	1,283	2.8%

FunTown

The Company recorded revenue of US$28.6 million for FunTown in 2009, representing an increase of US$2.7 million, or 10.3 percent, from US$25.9 million in 2008.  In 2009, FunTown launched two MMORPGs, titled Holic and Warhammer, which contributed revenue of US$1.2 million during the year.  Revenue from Mahjong, chess, and board games increased by approximately US$2.5 million, while revenue from Tales Runner decreased by approximately US$1.1 million.

In 2009, FunTown’s number of registered users was approximately 15.2 million, representing an 18 percent increase in comparison with 2008. Peak concurrent users were approximately 50,000, up 9 percent from a year ago. Average monthly active paying accounts were 96,000, representing a decrease of 12 percent compared to 2008.  ARPU was approximately US$24.72, representing a year-over-year increase of 25 percent.  The decrease in active paying accounts was compensated by the increase in ARPU and contributed to the 10.3 percent increase in revenue.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

T2CN

The Company recorded revenue of US$18.3 million for T2CN in 2009, representing a decrease of US$1.4 million, or 7.1 percent from US$19.7 million in 2008.  Such decrease was primarily attributable to the game FreeStyle as a result of a hacking problem incurred in the fourth quarter of 2009.

In 2009, T2CN’s number of registered users was approximately 101.5 million, representing a 20 percent increase in comparison with 2008. Peak concurrent users of FreeStyle were approximately 119,000, representing a decrease of 36 percent from a year ago. Average monthly active paying accounts were approximately 336,000, representing a 21 percent decrease compared to 2008.  ARPU was approximately US$4.48, representing a year-over-year increase of 16 percent.   The increase in ARPU could not compensate for the decrease in the number of active paying accounts and contributed to the 7.1 percent decrease in revenue.

In future filings, the Company will include a description setting forth the above analysis in Item 5 of its Form 20-F.

Trend Information, page 71

4.
Please ensure that you provide a materially-complete discussion of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of From 20-F. As examples of issues that appear to warrant further discussion in this section, we note the following:

•
We refer to your April 2010 sale to Mangas Gaming of 60% of substantially all of the assets and liabilities of your gaming software and services business, which business accounted for 70.6% of your fiscal 2009 revenues. You disclose on page 70 that a portion of the significant cash proceeds received to date from this sale may be used for future potential M&A opportunities, and you state on page 23 that the company intends to continue to grow its online game and service segment. However, it is unclear from your disclosures the extent to which management intends to focus the company’s business going forward on its online games and service segment, and the extent to which it intends to further diversify the company’s operations, following the sale of a majority of its gaming software and services business.

•
In addition, with respect to the online games and service business, we note your statement that, “The year 2010 looks brighter than 2009 for... [y]our investment in Infocomm Asia.” Please discuss in greater detail the specific trends, uncertainties or events that suggest improved financial results for your online games and services segment in 2010. In this regard, please address the significant impairment charges taken by the company in fiscal 2009 relating to

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

unsuccessful new online game initiatives in Asia and why future game initiatives are anticipated to be more successful.

Please tell us what consideration you gave to addressing these issues in your Item 5 disclosure.

Response:

In April 2010, Mangas made an initial cash payment of approximately US$100 million, which is subject to certain post-closing adjustments, for a 60 percent ownership in the Company’s gaming software and service business.  GigaMedia holds the remaining 40 percent interest with a put option to sell all or part of its shares to Mangas Gaming in 2013, 2014 and 2015 at a mutually agreed upon price considering all relevant facts and circumstances after the end of each year. If the put option owned by GigaMedia is not fully exercised, Mangas Gaming will have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016.

Following the sale of the controlling stake in its gaming software and service business, the Company intends to focus on its online games and services business. The Company conducts its online games and services business in Taiwan and Hong Kong through FunTown, and in China through T2CN.  To further diversify its online games and services business with respect to geography and portfolio mix, management is devoted to seeking and assessing potential M&A opportunities in game development studios and game operators.

Notwithstanding the impairment charge taken by the Company during the year ended December 31, 2009 as a result of underperforming game projects and game investments in its online games and services business, the Company believes that the year 2010 looks brighter than 2009 for its investment in Infocomm Asia Holdings Pte. Ltd. (“IAH”).  This is mainly due to the fact that (1) the Company has established a centralized game testing and evaluation department responsible for market analysis and game sourcing in order to better assess the quality of games for IAH’s future online game initiatives, (2) the Company has enhanced its game operation capabilities based on its previous experience in marketing, promotion, operations, and customer service, (3) the Company has a substantially established player base in Southeast Asia, which is a relatively less competitive region for the online game industry, and (4) the Company has partnered with Blizzard Entertainment (“Blizzard”), a successful American game developer and publisher, and launched Blizzard’s new title StarCraft® II: Wings of Liberty™, the sequel to Blizzard’s 1998 hit game StarCraft, which has been one of the most successful real-time strategy games of all time.  For further discussion regarding the Company’s investment in IAH, please refer to the Company’s response to the Staff’s comment 10 below.

In future filings, the Company will provide a description setting forth the above analysis in Item 5.D of its Form 20-F.

Item 7.  Major Shareholders and Related-Party Transactions

B. Related-Party Transactions

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Borrowings, page 83

5.
You disclose that a key manager of Waterland Financial Holdings is a director of the company, and that the company had outstanding short-term indebtedness to Waterland as of the end of the last two fiscal years and May 31, 2010. Please ensure that you provide the complete disclosure called for by Item 7.B.2 of Form 20-F with respect to related-party indebtedness, including the largest amount outstanding during the period covered by the disclosure requirement and the nature of the transaction in which the loan was incurred.

Response:

The Company had outstanding short-term indebtedness to Waterland Financial Holdings (“Waterland”) as of the end of the last two fiscal years, which was utilized to support its current operations. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2009 and 2008 were US$1.5 million and US$1.6 million, respectively. The amount outstanding as of May 31, 2010 was zero.

In future filings, the Company will include the above information in Item 7.B.2 of its Form 20-F.

Item 17.  Financial Statements

Note 1.  Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

6.
We note that in January 2009 the company launched your first Xbox 360 game title, FunTown Mahjong, which appears to also allow for on-line game play. Please describe your revenue recognition policy for games sold on Xbox 360 or similar platforms. Tell us whether you have any service obligations for the on-line capability features. If so, tell us the significance of the on-line play feature to the product sales and explain how you considered these features in your revenue recognition policy. Tell us the accounting guidance you applied and advise how you considered including a discussion of your revenue recognition policy related to such sales in your financial statement footnotes.

Response:

In January 2009, the Company entered into a Casual Games Development and Distribution Agreement (the “Agreement”) with Microsoft Corporation (“Microsoft”) to develop and deliver to Microsoft one or more games on the platforms set forth in the Agreement. The Company launched FunTown MahJong, its first Xbox 360 game title for worldwide release, in January 2009. In 2009, revenues generated by FunTown Mahjong on the Xbox 360 game consoles amounted to US$98 thousand, less than 1 percent of the Company’s total consolidated revenues.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

The Company has no service obligation for the on-line capability features. The Company recognized revenues generated by FunTown Mahjong on the Xbox 360 game consoles based on a revenue sharing arrangement as set forth in the Agreement, which was determined based upon the actual paid downloads on Xbox 360 by end-users. The Company applied the general revenue recognition accounting guidance in ASC 605-10-25-1.

Note 5.  Assets and Liabilities Held for Sale, page F-33

7.
We note that on April 8, 2010 you sold the assets and liabilities of your gaming software and service business to Mangas and received a 40% interest in a joint venture with Mangas called Mangas Everest. We further note that as a condition to this sale, you first purchased the shares of UIM, the material assets of which were then sold to Mangas Everest. Please describe further the terms of this acquisition and tell us how you accounted for the purchase of the UIM business. Also, tell us the amount of gain recognized upon the subsequent sale of such assets to Mangas and provide your calculations to support such gain. In addition, tell us how you applied the guidance in ASC 810-10-40-4 and 40-5 in accounting for this sale. Also, tell us how you determined the fair value of the 40% interest in Mangas Everest that you received as partial consideration in this sale.

Response:

In response to the Staff’s comment on the sale of the gaming software and service business to Mangas and receiving a 40% interest in Mangas Everest, the Company advises the Staff as follows:

Purchase of UIM Shares

On March 31, 2010, the Company entered into a Stock Purchase Agreement with GV Experience International Corporation, the owner of UIM. Pursuant to the terms of the agreement, the Company purchased all of the shares of UIM at a price of US$400 thousand from GV Experience International Corporation. The Company accounted for the purchase of the UIM business as an equity transaction. In accordance with ASC 810-10-35-3, after initial measurement, the assets, liabilities, and the non-controlling interest of a consolidated VIE are to be accounted for in the consolidated financial statements as if the VIE were consolidated based on voting interest.  The Company’s (primary beneficiary’s) acquisition of the interests in UIM was accounted for in the same manner as the acquisition of interests where control is maintained in a voting interest entity. Therefore, the purchase of UIM shares was accounted for as an equity transaction.

Gain on Deconsolidation of the Gaming Software and Service Business
In accordance with ASC 810-10-40-4 and 40-5, the Company deconsolidated the gaming software and service business and recognized a gain on deconsolidation when the Company completed the sale of 60% of substantially all of the assets and liabilities to Mangas on April 8, 2010, which was the date that the Company ceased to have a controlling financial interest.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

In accordance with ASC 810-10-40-5, the Company accounted for the deconsolidation of the gaming software and service business by recognizing a gain of approximately US$75.8 million in net income attributable to the Company, measured as the difference between:

(In US$ millions)			Amount
A.	Aggregate of the following:
	1.	The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	$79.7
	2.	The fair value of the 40% retained noncontrolling investment in the gaming software and service business at the date the business was deconsolidated	54.2
Subtotal			133.9
B.	The carrying amount of the gaming software and service business at the date of the deconsolidation		(58.1)
	Gain on deconsolidation of the gaming software and services business		$75.8

An initial cash payment of approximately US$100 million was received in April 2010; however, the purchase price is subject to certain post-closing adjustments, which have not been finalized as of this date. In addition, the Company, along with Mangas Everest, has not yet finalized the valuation analysis required to determine the initial fair value of the Company’s 40 percent retained ownership interest. The amounts recorded for the Company’s retained ownership interest were based on provisional measurements of fair value and initial discussions with a third party appraiser and are subject to change. Accordingly, the gain on deconsolidation of US$75.8 million recorded in the second quarter of 2010 reflected management’s best estimate of the fair value of the Company’s retained ownership interest in Mangas Everest and was prepared on the basis of all information available to management at this time, and therefore could change significantly. Any significant adjustments to the fair value of Mangas Everest as a result of finalization of the valuation will be allocated to the gain on deconsolidation. Management expects the valuation analysis to be finalized as soon as practicable, but no later than the fourth quarter of 2010.

8.
We note from your disclosures on page F-81 that total assets of your gaming software and services business totaled $145.8 million at December 31, 2009. The disclosures in Note 5 indicate that “assets held for sale-current” and “assets held for sale non-current” gross of retained ownership totaled $111.2 million at December 31, 2009. Please reconcile these two disclosures and explain any differences.

Response:

In December 2009, the Company entered into an agreement with Mangas Gaming to sell substantially all of the assets and liabilities of its gaming software and service business. According to the agreement, certain of the assets and liabilities of its gaming software and service business would not be transferred to Mangas Gaming. Such excluded assets and liabilities primarily consist of  the cash balances in excess of the player account balances

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

(which are recorded as liabilities), plus any refund or liability for taxes and any liabilities for professional service fees incurred in connection with the sale transaction.

The reconciliation between the total assets of the gaming software and service business disclosed on page F-81 and the assets held for sale disclosed in Note 5 at December 31, 2009 is as follows.
(in US$ thousands)
Total assets of the gaming software and service business	$145,776
Less: Excluded assets set forth in the agreement	(34,535)
Assets held for sale	$111,241

The excluded assets are summarized as follows:

(in US$ thousands)
Cash	$32,146
Other assets	2,389
Total excluded assets	$34,535

9.
Your disclosures on page 12 indicate that you do not control Mangas Everest’s management and therefore have no control over its business decisions. However, you also state that as long as you hold at least 20% of Mangas Everest’s share capital, you will have approval rights over certain material actions of Mangas Everest including certain issuances of securities, acquisition and dispositions of certain assets and material changes to the principal business of Mangas Everest. In addition, we note that as long as you hold a 10% interest, you will have representation on the board of directors for Mangas Everest. Please explain further why you believe you have no control over Mangas Everest’s business decision, particularly since you have approval rights over material transactions and board representation. Also, tell us how these approval rights and your representation on the board of directors factored into your analysis as to whether or not to consolidate this entity pursuant to the guidance in ASC 810-10-8A.

Response:

In accordance with the shareholders’ agreement entered into between the Company and Mangas Gaming on April 8, 2010, the Board of Directors of Mangas Everest is to be comprised of five members.  Pursuant to the agreement, three members are to be appointed by Mangas Gaming, and two members are to be appointed by the Company.  The Chairman of the Board of Directors is to be chosen from among the Mangas Gaming board members.

The agreement also provides the Company with noncontrolling protective rights over certain matters, which require both the approval of the Board of Directors of Mangas Everest and the affirmative vote of at least one board member that was appointed by GigaMedia.  These matters include, among others (1) issuances, redemption or repurchase of securities or shares of capital stock of Mangas Everest; (2) any decision to cause liquidation,

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

reorganization, dissolution or bankruptcy of Mangas Everest; (3) acquisition and/or disposition of certain assets or businesses over certain amounts that are not expected to be undertaken in the ordinary course of business; (4) amending the by-laws of Mangas Everest; and (5) confessing a judgment or settling a claim against Mangas Everest over a certain amount that is not expected to be undertaken in the ordinary course of business.

These noncontrolling rights are protective in nature and allow GigaMedia to block certain corporate actions; however, Company management believes these rights have little or no impact on the ability of Mangas Gaming, as majority shareholder to control the operations of Mangas Everest which would negate the Company’s belief that use of the equity method to account for its investment in Mangas Everest is appropriate.

The Company also has certain participating rights related to the appointment of statutory auditors, approval of material changes in accounting methods or systems and material changes to the principal business of Mangas Everest.  The Company believes these participating rights are not significant to the ordinary course of business of Mangas Everest and are not considered to be substantive participating rights that negate the Company’s belief that use of the equity method to account for its investment in Mangas Everest is appropriate.

The Company applied the accounting guidance in ASC 810-10-25 in making this determination.  None of the noncontrolling rights provided to GigaMedia in the agreement allow the Company to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.

The Company also believes that the call option that Mangas Gaming has to the remaining 40% interest would also negate the participating rights of the Company to veto an action of Mangas Gaming in accordance with ASC 810-10-25-13.

Note 10.  Fair Value Measurements, page F-41

10.
We note that during fiscal 2009 you recorded an other-than-temporary impairment charge of $11.8 million related to your marketable debt securities. Tell us which investment(s) in preferred shares you determined were impaired and explain further the facts and circumstances that lead to such charge. Also tell us how you considered expanding your disclosures, either here or in MD&A, to include a further discussion regarding such charges.

Response:

In response to the Staff’s comment on the other-than-temporary impairment charge of US$11.8 million related to the marketable securities, the Company advises the Staff as follows:

Impairment charge on IAH of US$4.2 million
On December 7, 2006, the Company entered into a subscription agreement and a shareholders’ agreement, which was amended on February 2, 2007, with IAH. Pursuant to the terms of the agreements, the Company invested US$10 million in IAH and obtained 500,000

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

voting preferred shares (Class B) convertible into IAH’s ordinary shares on a 1:1 basis. In the event that the Company’s preferred shares are fully converted, the Company’s percentage ownership in IAH’s equity on an as converted basis would equal 28.43 percent as of December 31, 2009.

In the fourth quarter of 2009, there were indicators that the fair value of the Company’s investment was less than its carrying amount.  Early in the fourth quarter of 2009, the Company entered into two share transactions with unrelated parties for the purchase of IAH’s Class A preferred shares and ordinary shares at amounts below the cost recorded by the Company for its investment in IAH.  In addition, the current earnings performance of IAH continued to significantly deterioate. IAH had negative cash flows from its operations and a working capital deficeincy, which raised significant concerns about IAH’s ability to continue as a going concern.  As impairment indicators were present, the Company proceeded to estimate the fair value of its investment in IAH.  The Company determined the total estimated fair value of IAH using the discounted cash flow method. Once calculated, the fair value was then allocated to the preferred shares and ordinary shares using the Option-Pricing Method by referring to the transaction prices of the Class A preferred shares and ordinary shares on the dates of the market transactions.

The estimation of the fair value of the Company’s investment in IAH was determined to be approximately US$5.8 million, which was lower than the carrying amount of the investment. In order to determine that the impairment was other-than-temporary, the Company performed an analysis to determine whether it was more likely than not that it would be required to sell its investment before recovering its carrying value.  The Company considered the available evidence at the time of the impairment test, which included (1) that the earnings performance of IAH was expected to continue to deterioate based on its current financial condition and lack of additional funding, which could lead to lack of working capital for its future game projects, and (2) contractual obligations relating to the redemption of IAH’s preferred stock would require the significant outlay of cash in the near future.  Both of these factors indicated that the investment would be required to be sold before a forecasted recovery occurred.  Therefore, as of the date of this evaluation, there was not sufficient evidence to support that the decline in fair value was not other-than-temporary.  Therefore, the Company recorded an impairment charge of US$4.2 million to reduce the carrying value of the Company’s investment in IAH to its estimated fair value during the early part of the fourth quarter of 2009.

Subsequent to the impairment of the Company’s investment in IAH in 2009, IAH began discussions with Blizzard to operate Blizzard’s games in Southeast Asia.  Blizzard is a successful American game developer and publisher. In addition, the Company was exploring the possibility of expanding its user base into Southeast Asia after the sale of a significant portion of its gaming software and services business to Mangas Gaming in April 2010.  The Company believed that IAH’s relationship with Blizzard presented GigaMedia with a great opportunity to expand its online games and services business into the Southeast Asia region by teaming with IAH to become the sole partner with Blizzard in the region. Therefore, the Company decided to increase its investment in IAH and provide IAH with the additional funding necessary to obtain the exclusive rights from Blizzard to operate Blizzard’s games in Southeast Asia.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

In addition, in connection with the Company’s decision to make an additional investment in IAH in 2010, management considered the significant impairment losses recorded in 2009 relating to unsuccessful new online game initiatives in Asia.  At the time of the additional investment, the Company anticipated that IAH and its future game initiatives will be more successful than past online game initiatives undertaken by the Company in Asia based on the following factors:

■
Instead of newly formed studios without proven game titles, IAH is an experienced game publisher, operator and distributor based in Singapore with over 35 million registered users in Southeast Asia and operates titles including FIFA Online 2, Granado Espada and Dragonica.

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IAH has secured the distribution rights to Blizzard’s legacy products, including the bestselling Diablo® action-role-playing-game series; its Warcraft® and StarCraft® real-time strategy-game series; and World of Warcraft®, including its two expansion sets, The Burning Crusade® and Wrath of the Lich King®.  As discussed above, Blizzard games are popular among gamers worldwide, including Southeast Asia, where IAH provides local servers and local support to gamers.

■
IAH launched Blizzard’s new title StarCraft® II: Wings of Liberty™ in Southeast Asia as part of a global launch on July 27, 2010. StarCraft® II: Wings of Liberty TM is the sequel to Blizzard’s 1998 hit game StarCraft, which has been one of the most successful real-time strategy games of all time.  StarCraft II achieved a day-one sales milestone of more than 1 million copies sold worldwide, making it the bestselling PC game of 2010.

The acquisition of IAH closed in early July 2010.  Company management is in the process of evaluating the accounting treatment for the acquisition and intends to consolidate IAH in accordance with ASC 810-10-15-8, as the Company now owns a majority voting interest in IAH.

In addition to the acquisition of IAH discussed above, the Company also entered into an agreement to acquire a wholly-owned subsidiary of IAH for US$6 million, which was closed on May 7, 2010.  The agreement includes certain put/call arrangements commencing immediately upon the expiration of the first anniversary of the closing date, for a period of three years thereafter.  Due to the put/call arrangement and the transfer restrictions pursuant to the agreement, the Company intends to account for this transaction as a secured borrowing arrangement in accordance with ASC 860-10-40-3 and 40-5.

As noted above, the Company impaired its investment in IAH in 2009 based on consideration of the available evidence at the time of the impairment test.  As a result, the previous amortized cost basis reduced by the other-than-temporary impairment recognized in earnings became the new amortized cost basis for the Company’s investment in IAH as of December 31, 2009.  The Company’s additional investment in IAH, which was finalized in the third quarter of 2010, made possible the agreements entered into with Blizzard by IAH in 2010.  While these factors may indicate a recovery of fair value subsequent to the impairment charge taken in 2009, the Company considered ASC 320-10-35-34E, which requires that the

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

new cost basis recorded by the Company as of December 31, 2009 should not be adjusted for subsequent recoveries in fair value.

Impairment charge on Neostorm Holding Limited (“Neostorm”) of US$5.6 million
On October 15, 2007, the Company entered into a shareholders’ agreement and a share purchase agreement with Neostorm.  Pursuant to the terms of the agreements, the Company invested approximately US$5.6 million in Neostorm and obtained 25,000 voting preferred shares convertible into Neostorm’s ordinary shares on a 1:1 basis. In the event that the Company’s preferred shares were to be fully converted, the Company’s percentage ownership in Neostorm’s equity on an as converted basis would equal 33.3 percent as of December 31, 2009.

Neostorm is engaged in the business of the development and the publishing of online games. In 2009, several games developed by Neostorm were unsuccessful and, based on its financial statements and forecast, its earning performance was expected to continue to deteriorate. If a new game to be launched in South Asia in 2010 were unsuccesful, Neostorm would lack working capital necessary for the future development of its projects and would be in significant risk of ceasing to be a going concern.

The Company estimated the fair value of Neostorm as of December 31, 2009 using the discounted cash flow method. Based on the valuation techniques and certain assumptions, the estimate of the fair value of Neostorm was determined to be approximately zero. Though the Company has not had a plan to sell the Neostorm investment, as mentioned above, due to the fact that Neostorm may be at significant risk of its ability to continue as a going concern, the Company believed the decline in the fair value was other-than-temporary and that it should therefore write-down its value to zero. As a result, the Company recorded an impairment charge of US$5.6 million in 2009.

Impairment charge on SuperCup Entertainment Holdings Limited (“SuperCup”) of US$2.0 million
On May 15, 2008, the Company, through its wholly-owned subsidiary GigaMedia SuperCup Holdings Limited, entered into share purchase and shareholders’ agreements with SuperCup, pursuant to which the Company made an investment of US$2.0 million to acquire 4,500 preferred shares convertible into SuperCup’s ordinary shares on a 1:1 basis. In the event that the Company’s preferred shares were fully converted, the Company’s percentage ownership in SuperCup’s equity on an as converted basis would equal 39.65 percent as of December 31, 2009.

Due to the fact that SuperCup exhausted its funding which it raised in late 2008 and ceased operations in 2009, the Company made the decision to write off its investment in SuperCup and  recorded an other-than-temporary loss of US$2.0 million in 2009.

Note 28.  Subsequent Events

Transactions with Infocomm Asia, page F-86

11.	We note that you have entered into agreements with InfoComm Asia (“InfoComm”) and certain shareholders of InfoComm to acquire additional preferred shares of

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

InfoComm and upon completion of this acquisition you will hold preferred shares that are convertible into approximately 80% InfoComm’s ordinary shares. We further note that on May 7, 2010, you entered into an agreement to acquire a wholly-owned subsidiary of InfoComm for $6 million. Tell us how you intend to account for these transactions and provide the specific accounting guidance upon which you intend to rely.

Response:

Please refer to the Company’s response to the Staff’s comment 10 above.

Exhibits 12.1 and 12.2

12.
Please use the exact language as referenced in Exhibit 12 of Form 20-F in future filings. In this regard, we note that your certifications pursuant to Section 302 of the Sarbanes-Oxley Act refer to “annual report” in paragraph 2 as opposed to referring to “report” as indicated in the instructions to exhibits of Form 20-F.

Response:

The Staff’s comment is noted. Future filings will use the exact language.

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9898 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Sincerely,

/s/ Lester Wong
Lester Wong
General Counsel

cc:	Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Arthur Wang
Chief Executive Officer
GigaMedia Limited

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited